UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 0-15386

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cerner Corporation 2001 Associate Stock Purchase Plan

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cerner Corporation
2800 Rockcreek Parkway
North Kansas City, MO 64117

Required Information

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the
Cerner Corporation 2001 Associate Stock Purchase Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation 2001 Associate Stock Purchase Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BROWN SMITH WALLACE, LLP
We have served as the Plan's auditor since 2011.
St. Louis, Missouri
March 23, 2018

Cerner Corporation 2001 Associate Stock Purchase Plan
Statements of Net Assets Available for Benefits

	December 31,
(In thousands)	2017	2016

Contributions receivable	$8,980	$8,602
Refunds payable	(289)	(542)

Net assets available for benefits	$8,691	$8,060

See accompanying notes to financial statements.

Cerner Corporation 2001 Associate Stock Purchase Plan
Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(In thousands)	2017	2016	2015

Participant contributions	$33,527	$33,310	$32,568
Distributions of stock purchases	(32,896)	(33,568)	(30,367)

Increase (decrease) in net assets available for benefits	631	(258)	2,201

Net assets available for benefits:
Beginning of year	8,060	8,318	6,117

End of year	$8,691	$8,060	$8,318
See accompanying notes to financial statements.

Cerner Corporation 2001 Associate Stock Purchase Plan
Notes to Financial Statements

(1) Description of the Plan
The following description of the Cerner Corporation 2001 Associate Stock Purchase Plan, as amended and restated May 27, 2011 (the "Plan"), is provided for general information purposes only. Reference should be made to the plan agreement for a more complete description of the Plan's provisions.

General
The Plan was adopted by Cerner Corporation (the "Company") effective May 25, 2001, and amended and restated on March 1, 2010 and again on May 27, 2011. The Plan is a non-qualified stock purchase plan and therefore is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan gives all eligible associates the opportunity to purchase shares of common stock, par value $0.01, of the Company ("Common Stock") at below-market prices on the last trading day of each calendar quarter (an "option period"). The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code (as amended, the "Code").

Eligibility
All individuals employed by the Company, including those employed by its U.S. based subsidiaries ("associates"), are eligible to participate in the Plan except for:

•	Associates who, as of the date of grant of an option, have been continuously employed by the Company for less than two weeks.

•
Associates who, immediately upon the grant of an option, own directly or indirectly, or hold options or rights to acquire under any agreement or Company plan, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of Company Common Stock, as defined by the plan.

•	Associates who are customarily employed by the Company for less than 20 hours per week or for not more than five months in any calendar year.

Contributions
Participants may elect to make after-tax contributions from 1% to 20% of compensation to the Plan, subject to annual limitations in accordance with the Plan document. The elected contribution may be changed on a prospective basis effective as to future pay periods as often as desired (but not less than two weeks prior to the desired effective date). Participant contributions are accumulated and held by the Company. The Company remits participant contributions to the Plan at the end of each calendar quarter. The contributions are then used to purchase shares of Common Stock. Participant contributions are fully vested at all times. A participant has no rights as a shareholder until he or she acquires the Common Stock on one of the purchase dates, at which time the participant becomes a shareholder with respect to shares for which payment has been completed as of the close of business on the purchase date.

Distributions
The Plan gives all eligible participants the opportunity to purchase shares of Common Stock at a 15% discount to the closing stock price on the last trading day of the calendar quarter. The Plan has four option periods each calendar year. The Company applies the balance of the funds withheld on behalf of each participant to purchase shares of the Company's Common Stock at the end of each calendar quarter and issues the shares to the participant. Participants take ownership of the Common Stock once they have been purchased, subject to the restrictions on transfer described under "Transferability." All stock is held in each individual participant's account; therefore, the Plan does not hold any investments.

Transferability
Shares of Common Stock purchased under the Plan may not be sold, transferred, or assigned for a period of one year after the date issued. Additionally, a participant will not obtain the benefits of Section 423 of the Code if a participant disposes of the Common Stock acquired under the Plan within two years from the first day of the applicable option period.

Except in the case of death, a participant's right to purchase Common Stock at the end of an option period may not be sold, pledged, assigned, transferred or hypothecated in any way (whether by operation of law or otherwise) and will not be subject to sale under execution, attachment or similar process.

Participant Withdrawals
Once associates have enrolled in the Plan, they are not required to re-enroll each option period unless they have withdrawn from the Plan. A participant may withdraw from the Plan by notifying the Company in writing during the option period, provided that such notification is at least three business days prior to the last trading day of the calendar quarter. Upon such a withdrawal, the entire amount contributed to the Plan by the participant (and not yet used to purchase Common Stock) will be refunded without interest as soon as administratively practicable. In the event that a participant notifies the Company within such three day period prior to the last trading day of the option period, the participant will be withdrawn from participating in the next following option period.

Termination of Employment; Death of Participant

Upon the termination of a participant's employment with the Company for any reason other than death, the funds withheld on behalf of the participant under the Plan will be frozen to future accruals and the participant will be withdrawn from participation in the Plan. At that time, the participant may give written notice to the Plan Administrator within three business days after a participant's termination (so long as there is at least three days remaining before the last trading day of the calendar quarter) of his/her desire to cancel his/her option under the Plan, in which case the balance of all funds withheld on behalf of the participant will be returned to the participant. If the participant provides no such notice or if there are less than three business days remaining before the last trading day of the current calendar quarter, then the option will be exercised on the last trading day of the calendar quarter.

As soon as administratively feasible after the death of a participant, any Common Stock and/or cash credited to the participant under the Plan will be delivered to the participant's executor, administrator or other legal representative of the participant's estate.

(2) Summary of Significant Accounting Policies
Use of Estimates
The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Participant Contributions
Participant contributions are recorded in the period in which funds are withheld from a participant's compensation, and are presented net of participant withdrawals.

Stock Purchases on Behalf of Participants
Stock purchases on behalf of participants are recorded in the period in which the funds are used to purchase stock.

Administrative Expenses
Administrative expenses incurred by the Plan are paid by the Company.

(3) Plan Termination
Although the Company does not have any present intention of doing so, it has the right under the Plan to amend or terminate the Plan at any time. In the event of termination, all funds withheld and accumulated by the Company on behalf of the participants will be distributed to the participants in accordance with the Plan document.

(4) Tax Status
The Plan is not exempt from taxation under Section 501(a) of the Code; however, the Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Code. As such, under existing federal income tax laws, the Plan is not subject to federal income tax, therefore, no provision for income taxes in included in the financial statements. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
CERNER CORPORATION 2001 ASSOCIATE STOCK PURCHASE PLAN

Dated: March 23, 2018	By:	/s/ Marc G. Naughton X
Marc G. Naughton Executive Vice President and Chief Financial Officer of Cerner Corporation